April 4, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubae; Mr. David Manion

Re:	Guggenheim Credit Income Fund (File No. 814-01117) (the “Master Fund”); Guggenheim Credit Income Fund 2016 T (File No. 814-01091) (“GCIF 2016T”); Guggenheim Credit Income Fund 2019 (File No. 814-01094) (“GCIF 2019”) (each, a “Company” and collectively, the “Companies”)

Dear Ms. Dubae and Mr. Manion:

On behalf of the Companies, we wish to respond by this letter to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the preliminary joint proxy statement (the “Preliminary Proxy Statement”) and other proxy materials filed pursuant to Section 14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 21, 2025, relating to: (i) the proposed withdrawal of each Company’s election to be regulated as a business development company under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”) and its subsequent liquidation and dissolution (“Proposal I”); and (ii) the proposed sale of certain illiquid assets held by the Master Fund to permit the liquidation and dissolution of all of the Companies and the distribution of sale proceeds to shareholders (“Proposal II”). The Staff’s legal comments were conveyed via telephone conversation among Ms. Dubae and Julien Bourgeois, Benjamin Ruano and Michael Murphy on March 25, 2025. The Staff’s accounting comments were conveyed via telephone conversation between Mr. Manion and Michael Murphy on March 28, 2025. Throughout this letter, capitalized terms have the same meaning as in the Preliminary Proxy Statement, unless otherwise noted. Changes made in response to the Staff’s comments, if applicable, will be included in a definitive joint proxy statement to be filed subsequent to this correspondence (the “Definitive Proxy Statement”). A summary of the Staff’s comments followed by the responses of the Companies are set forth below:

Legal Comments

1.	Comment: Preliminary proxy materials must be clearly marked as preliminary copies pursuant to rule 14a-6(e) under the Exchange Act.

Response: The Companies respectfully acknowledge the Staff’s comment.

2.	Comment: If any member of the board of trustees of the Companies has informed the Companies that he or she intends to oppose Proposal II, identify the board member pursuant to Item 4 of Schedule 14A.

Response: The Companies confirm that none of the members of the Companies’ boards of trustees (each, a “trustee”) have indicated an intention to oppose Proposal II. The Companies note that the trustees of the Companies, including the trustees who are not “interested persons” of the Companies (as such term is defined in Section 2(a)(19) of the

1940 Act) that comprise the Independent Trustees Committee, voted unanimously in favor of putting such Proposal II to shareholders for approval. Accordingly, the Companies have not made any changes in the Definitive Proxy Statement in response to the Staff’s comment.

3.	Comment: The Staff notes that the Joint Notice of Joint Special Meeting of Shareholders states that “a list of these shareholders will be open for examination by any shareholder.” Please clarify to whom “these shareholders” refers.

Response: The Companies have revised the aforementioned disclosure as follows (deletions denoted by ~~strikethrough~~ and additions denoted by underline):

“A list of ~~these~~ shareholders entitled to vote at the Joint Meeting will be open for examination by any shareholder for any purpose germane to the Joint Meeting for a period of 10 days prior to the Joint Meeting at the offices of Guggenheim Partners Investment Management, LLC at 227 West Monroe Street, Chicago, Illinois 60606.”

4.	Comment: Please revise the disclosure under the third paragraph of the first page of the Joint Proxy Statement to reflect that broker non-votes will not be counted for quorum purposes per disclosure elsewhere in the same paragraph that states that if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s Shares. Accordingly, such Shares would not count as present for quorum purposes or for purposes of Section 2(a)(42) of the 1940 Act.

Response: The Companies have revised disclosure in the Definitive Proxy Statement in response to the Staff’s comment, as follows (deletions denoted by ~~strikethrough~~ and additions denoted by underline):

Abstentions will be included when determining the presence of a quorum. Shares of beneficial interests of each of the Companies (the ‘Shares’) for which brokers have not received voting instructions from the beneficial owner of the Shares (which are considered ‘broker non-votes’ with respect to such proposals) will ~~also~~ not be treated as Shares present for quorum purposes.”

5.	Comment: Please disclose in the section titled “Questions and Answers About the Joint Meeting—What is the required vote for approval of each Proposal?” the treatment and effect on each Proposal of abstentions and broker non-votes pursuant to Item 21(a) of Schedule 14A.

Response: The Companies have revised disclosure in the Definitive Proxy Statement under the section titled “Questions and Answers About the Joint Meeting—What is the required vote for approval of each Proposal?” in response to the Staff’s comment, as follows (additions denoted by underline):

Shares of the Companies held by Guggenheim and affiliates of Guggenheim will be voted as “abstain.” Abstentions will be included when determining the presence of a quorum; however, abstentions will not be treated as votes cast for or against a Proposal. Because the Proposals are both non-routine matters on which brokers are not able to vote any uninstructed shares, the Companies do not anticipate any broker non-votes to be received on the Proposals.

6.	Comment: The Staff notes that disclosure under “Questions and Answers About the Joint Meeting—What is the required vote for approval of each Proposal?” states that “a vote of the majority of the Shares of [each Company or the Master Fund, as applicable]” is required. If “majority” refers to a majority of each Company’s outstanding shares, as opposed to the Shares present at the Joint Meeting, please include the word “outstanding” after “Shares” in such disclosure and elsewhere it appears, as appropriate.

Response: The Companies confirm that the requested changes have been made in the Definitive Proxy Statement response to the Staff’s comment.

7.	Comment: Please revise disclosure in the section titled “Questions and Answers About the Joint Meeting—Who pays for this proxy solicitation?” to identify the solicitor.

Response: The Companies have revised disclosure in the Definitive Proxy Statement in response to the Staff’s comment.

8.	Comment: Please insert the word “outstanding” after the word “Shares” in the first sentence under the section titled “Voting Securities”.

Response: The Companies have revised disclosure in the Definitive Proxy Statement in response to the Staff’s comment.

9.	Comment: In the table for each Company under the section titled “Voting Securities,” please disclose the number of votes to which each Share is entitled pursuant to Item 6(a) of Schedule 14A.

Response: The Companies confirm that each Share is entitled to one vote pursuant to the Declaration of Trust and Bylaws of each Company and have revised disclosure in the Definitive Proxy Statement accordingly in response to the Staff’s comment.

10.	Comment: Please disclose name and address of the Companies’ distributor and administrator pursuant to Item 22(a)(3) of Schedule 14A.

Response: The Companies have revised disclosure in the Definitive Proxy Statement in response to the Staff’s comment.

11.	Comment: The disclosure states that the approval of Proposal I is a condition to and predicate of the Sales Transactions. Please also disclose that the BDC Election Withdrawal and Liquidation for each Company is contingent on the shareholder approval of Proposal II.

Response: The Companies have revised disclosure in the Definitive Proxy Statement under the section titled “Proposal I: Approval of BDC Election Withdrawal and Liquidation and Dissolution—Background” in response to the Staff’s comment as follows (deletions denoted by ~~strikethrough~~ and additions denoted by underline):

The approval of each Company’s BDC Election Withdrawal and Liquidation and Dissolution is also a condition to and predicate of the entry by the Master Fund into the Sale Transactions, which ~~is~~ are discussed in detail under “Proposal II – Approval of Sale Transactions by the Master Fund” below. Furthermore, the approval by shareholders of the Sale Transactions is a condition to each

Company’s BDC Election Withdrawal and Liquidation and Dissolution. Accordingly, the discussion herein related to the BDC Election Withdrawal and Liquidation and Dissolution and the related rationales for each is also helpful to understand the rationales for approving Proposal II.

In addition, the Companies have revised disclosure in the Definitive Proxy Statement under the section titled “Proposal II: Approval of the Sale Transactions” as follows:

Consummation of each Company’s BDC Election Withdrawal and Liquidation and Dissolution is contingent upon approval of this Proposal II, and ~~.C~~ consummation of these transactions is contingent upon approval of Proposal I.

12.	Comment: Please insert the word “after” before “consummation” in the second sentence in the section titled “Proposal I: Approval of BDC Election Withdrawal and Liquidation and Dissolution—Termination of Exchange Act Reporting.”

Response: The Companies have revised disclosure in the Definitive Proxy Statement in response to the Staff’s comment.

13.	Comment: Please add hyperlinks to the Companies’ Annual Reports on Form 10-K in the “Background and Reasons for the Sales Transactions” section pursuant to Rule 12b-23 under the Exchange Act. Please also specify the section of the annual report in which the Illiquid Assets are identified.

Response: The Companies confirm that hyperlinks have been added in the aforementioned section, as well as elsewhere in the Definitive Proxy Statement, namely in the section titled “Financial and Other Information.” The Companies further confirm that the disclosure in the Joint Proxy Statement has been revised to refer shareholders to Item 8 of the Master Fund’s 10-K, which presents the consolidated financial statements of the Master Fund that identify the Illiquid Assets.

14.	Comment: In the section titled “Proposal II: Approval of the Sale Transactions—Summary of the Terms of the Sale Transactions,” please identify the specific entity that will acquire the Illiquid Assets and the nature of any material relationships of such person to the Companies or any affiliate of the Companies pursuant to Item 15(c) of Schedule 14A.

Response: The Companies have revised disclosure in the Definitive Proxy Statement in response to the Staff’s comment under the section titled “Assets To Be Sold – The Illiquid Assets and Valuation Analysis” as follows (deletions denoted by strikethrough and additions denoted by underline):

As noted above, the Master Fund’s non-cash portfolio is comprised of Illiquid Assets that—without further action—would remain in the Master Fund’s portfolio for the reasonably foreseeable future. As of February 10, 2025, the Master Fund’s investments, each of which, except as otherwise noted below, is an Illiquid Asset to be sold by the Master Fund to Guggenheim and/or an affiliate as part of the Liquidating Transactions, are set forth below. It is currently expected that GIHII Asset Holdings, LLC, an affiliated holding company under common control with Guggenheim (“GIHII”), will purchase the Illiquid Assets as part of the Sale Transactions.

In addition, the Companies have revised the disclosure in the Definitive Proxy Statement under the section titled “Summary of Terms of the Sale Transactions” as follows:

The Master Fund will sell the Illiquid Assets in one or more related transactions to GIHII ~~Guggenheim and/or its affiliates~~.

15.	Comment: Please explain to the Staff how the purchase by Guggenheim and its affiliates of the Master Fund’s Illiquid Assets does not violate Section 57(a)(2) of the 1940 Act. Please also explain, if applicable, how this transaction complies with Section 57(d)(2) of the 1940 Act. Please also explain how the already negotiated and agreed to Sale Transactions, which negotiation and agreement occurred or seemed to have occurred before each Company filed its Form N-54C, subject to shareholder approval, is not prohibited by Section 57(a)(2).

Response: With respect to the first and second parts of the Staff’s comment, the Companies respectfully note that they seek to obtain shareholder approval of each Company’s BDC Election Withdrawal for the purpose of permitting each Company to file a notification of withdrawal of election to be subject to Sections 55 through 65 of the 1940 Act, and to make such filing pursuant to Section 54(c) of the 1940 Act on Form N-54C. A registrant’s filing of Form N-54C is deemed effective immediately upon receipt by the SEC. (See Instruction (a) to Form N-54C.) Accordingly, upon filing Form N-54C, each Company would not be subject to Sections 55 through 65 of the 1940 Act, including Section 57(a)(2) or Section 57d)(2). Subsequent to making such filings, subject to shareholder approval of Proposal I, the Companies would seek to enter into the Sale Transactions, subject to shareholder approval of Proposal II. To emphasize this, the introductory sections of Proposal I and Proposal II in the Preliminary Proxy Statement and Definitive Proxy Statement, respectively, state that the “[t]he approval of each Company’s BDC Election Withdrawal and Liquidation and Dissolution is also a condition to and predicate of the entry by the Master Fund into the Sale Transactions…” and “[c]onsummation of these transactions is contingent upon approval of Proposal I.”

For the avoidance of doubt, the Companies have not entered into any transaction involving any controlling or closely affiliated person in contravention of Section 57(a)(2) of the 1940 Act, nor have they entered into any transaction involving any noncontrolling shareholders or affiliated persons in contravention of Section 57(d)(2) of the 1940 Act, including any transactions through which any such person, acting in a principal capacity, knowingly purchased from (or sold to) any of the Companies any security or other property (except securities of which a Company is the issuer). Accordingly, each Company respectfully believes that (i) its conduct to-date has respected the provisions of Section 57(a)(2) and 57(d)(2) and (ii) it (and the Sale Transactions) would not be subject to such sections subsequent to its BDC Election Withdrawal, as effected by filing Form N-54C with the SEC.

With respect to the third part of the Staff’s comment, the Companies respectfully note that none of the Companies or Guggenheim, or any of its affiliates, have similarly negotiated the terms of a “written agreement” memorializing the terms of the Sale Transactions, which terms are set forth in the section titled “Proposal II: Approval of the Sale Transactions—Summary of the Terms of the Sale Transactions,” nor have any written or other agreements been entered into formally yet. The Companies, Guggenheim and the Board of each Company and its Independent Trustees Committees have discussed certain aspects of the proposed Sale Transactions for the purpose of putting forth terms for consideration and approval by shareholders. Notwithstanding, as noted above, Section 57(a)(2) prohibits any controlling or closely affiliated person (as defined in Section 57(b)) of a BDC, acting as principal, from knowingly purchasing from such BDC or from any company controlled by such BDC, any security or other property (except securities of which the seller is the issuer). Section 57(a)(2) does not prohibit discussions or negotiations or agreements in principle related to potential transactions with controlling or closely affiliated persons. In view of the foregoing, the Companies respectfully believe that they have acted in accordance with Section 57(a)(2) of the 1940 Act.

16.	Comment: Please revise disclosure in the third bullet point under the section titled “Proposal II: Approval of the Sale Transactions—Summary of the Terms of the Sale Transactions” to clarify the meaning of the term “bring down.”

Response: The Companies have revised disclosure in the Definitive Proxy Statement in response to the Staff’s comment, as follows (deletions denoted by ~~strikethrough~~ and additions denoted by underline):

Guggenheim will ~~bring down~~recalculate the Guggenheim February 10, 2025 Valuation ~~to~~as of the Final Valuation Date (such ~~bring down~~recalulation, the “Final Guggenheim Valuation”) and the Independent Valuation Firm will ~~bring down~~recalculate the Independent Valuation Firm February 10, 2025 Valuation ~~to~~as of the Final Valuation Date (such ~~bring down~~recalculation, the “Final Independent Valuation Firm Valuation”). The Purchase Price will be the higher of the fair market value of each Illiquid Asset as calculated based on the Final Guggenheim Valuation or the Final Independent Valuation Firm Valuation, as applicable.

17.	Comment: Please revise disclosure in the sixth bullet point under the section titled “Proposal II: Approval of the Sale Transactions—Summary of the Terms of the Sale Transactions” to disclose dollar amount of cash and cash equivalents in the Master Fund’s portfolio as of the relevant date.

Response: The Companies have revised disclosure in the Definitive Proxy Statement in response to the Staff’s comment.

18.	Comment: Please supplementally confirm to the Staff that the Companies will use reasonable efforts to locate all shareholders for distribution of proceeds.

Response: The Companies so confirm.

19.	Comment: Please supplementally confirm to the Staff that the Companies will decide on the collectability of all receivables and that they will include in their respective liquidation costs anything they believe will not be collected.

Response: The Companies so confirm.

20.	Comment: Please disclose in an appropriate location an estimate of the liquidation costs.

Response: The Companies have updated the disclosure in the Definitive Proxy Statement.

21.	Comment: Please supplementally explain to the Staff whether Codification Topic 450 will be used in accounting for the liquidation of the Companies (i.e., to make sure the Companies have set aside the appropriate amount of assets to cover its liabilities).

Response: The Companies confirm that they will have sufficient assets to cover current and future liabilities in connection with the liquidations, and that Codification Topic 450 will be used in accounting for the liquidation of the Companies.

22.	Comment: Please add a hyperlink to the referenced 10-Ks in the “Financial and Other Information” section pursuant to Rule 12b-23 under the Exchange Act.

Response: The Companies confirm that hyperlinks to each Company’s Annual Report on Form 10-K have been added in appropriate locations in the Definitive Proxy Statement.

23.	Comment: In the “Security Ownership of Management and Certain Beneficial Owners” section, please clarify that this information is disclosed for the Master Fund and the two Feeder Funds.

Response: The Companies have revised the disclosure and table under the aforementioned section to reflect that it regards the Master Fund and the two Feeder Funds.

Accounting Comments Relating to the Joint Proxy Statement

24.	Comment: Please explain how the provisions of Article 11 of Regulation S-X are met within the disclosure of Schedule 14A regarding the disposition of the Illiquid Assets referenced in Proposal II of the Joint Proxy Statement as required by Item 14(b)(11) of Schedule 14A.

Response: The Companies respectfully believe that the Joint Proxy Statement is not required to satisfy the requirements of Item 14 of Schedule 14A with respect to the disposition of the Illiquid Assets referenced in Proposal II. The Registrant believes that Item 15 of Schedule 14A, which pertains to acquisitions or dispositions of property, is applicable and the Companies further believe that the Joint Proxy Statement satisfies the requirements of that Item.

The Companies note that Item 14 applies when action is to be taken with respect to: (1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer of all or any substantial part of assets; or (5) a liquidation or dissolution.

The Companies note that the Sale Transactions do not represent a merger or consolidation, an acquisition of securities of another person, an acquisition of a going business or the assets of a going business or a liquidation or dissolution.

The Companies further believe that the Sale Transactions are not the sale of all or any substantial part of the Companies’ assets. The Illiquid Assets are a fraction of the amount of assets held by the Companies when the Liquidation Plan was adopted by the Board in March of 2021. For the Master Fund, as of March 28, 2025, over 95% of its net asset value as of March 2021 has been paid to shareholders in the form of liquidating distributions. In this regard, the Illiquid Assets do not represent “all of any substantial part” of the Companies’ assets.

* * *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or Benjamin Ruano at Dechert LLP at 617.728.7167 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee

Chief Legal Officer and Secretary

Guggenheim Credit Income Fund

Guggenheim Credit Income Fund 2019

Guggenheim Credit Income Fund 2016 T